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As filed with the Securities and Exchange Commission on August 12, 2003

Registration No. 333-106378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AVAYA INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	22-3713430 (I.R.S. Employer Identification No.)

211 Mount Airy Road
Basking Ridge, New Jersey 07920
(908) 953-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Pamela F. Craven, Esq.
Senior Vice President, General Counsel And Secretary
Avaya Inc.
211 Mount Airy Road
Basking Ridge, New Jersey 07920
(908) 953-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement as determined based on market conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2003

Prospectus

AVAYA INC.

Series A Warrants to Purchase
1,143,564 Shares of Common Stock

Series B Warrants to Purchase
5,379,732 Shares of Common Stock

Series C Warrants to Purchase
7,355,824 Shares of Common Stock

74,098,769 Shares of Common Stock

        The Series A warrants to purchase 1,143,564 shares of our common stock and Series B warrants to purchase 5,379,732 shares of our common stock offered by this prospectus were originally issued by us as part of an equity investment in Avaya by Warburg, Pincus Equity Partners, L.P. and three affiliated funds, which we refer to collectively as the Warburg Pincus Funds, in October 2000. The Series C warrants to purchase 7,355,824 shares of our common stock offered by this prospectus were originally issued by us to the Warburg Pincus Funds in December 2002 as partial consideration for the Warburg Pincus Funds' participation in an exchange offer we conducted with respect to our outstanding Liquid Yield Option™ Notes due 2021, or LYONs. Each share of our common stock offered by this prospectus includes one Series A junior participating preferred stock purchase right. Any or all of the securities offered by this prospectus may be sold from time to time by or on behalf of the Warburg Pincus Funds. See "Selling Securityholders" and "Plan of Distribution." In connection with the exchange offer referred to above, we agreed to register the securities offered by this prospectus. We will not receive any of the proceeds from the sale of the securities by the selling securityholders.

        Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On August 8, 2003, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $9.30.

        Investing in our securities involves certain risks. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

        The date of this Prospectus is             , 2003.

        Unless otherwise provided in this prospectus, trademarks identified by ® and ™ are registered trademarks or trademarks, respectively, of Avaya Inc. or its subsidiaries. All other trademarks are the properties of their respective owners. "Liquid Yield Option" and "LYON" are trademarks of Merrill Lynch & Co., Inc.

DESCRIPTION OF AVAYA

        Avaya Inc. is a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include converged voice and data networks, traditional voice communications systems, customer relationship management applications, unified communications applications and structured cabling products. We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts.

        We offer a broad array of communications systems, applications and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, cell phones and personal digital assistants.

        Our broad portfolio of products includes:

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  products we have developed internally,

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  products we have obtained through acquisitions,

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  products manufactured by third parties which we resell,

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  products and software provided to us by third parties as components of our offerings and

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  products we have developed through our strategic alliances with other technology leaders.

        Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for businesses with less than ten employees.

        Our revenue has declined significantly during the past several years. Revenue for the fiscal years ended September 30, 2000, 2001 and 2002 was $7,732 million, $6,793 million and $4,956 million, respectively, and revenue for the nine months ended June 30, 2003 was $3,220 million. The decline in revenue is attributable to, among other things, declines in the market for our traditional business, enterprise voice communications systems, and the effect of general economic conditions on our customers' willingness to spend on enterprise communications technology during the last several years. The decline in revenue has contributed to our net losses for the fiscal years ended September 30, 2000, 2001 and 2002 of $375 million, $352 million and $666 million, respectively, and our net loss for the nine months ended June 30, 2003 of $154 million. The decline in revenue has also contributed to our accumulated deficit, in the amount of $1,336 million as of June 30, 2003.

        We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions as the "distribution." Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

        Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

        Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at l-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov.

        The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus (other than Current Reports on Form 8-K filed under Item 9 of Form 8-K), will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus and any previously filed document.

        The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

1.
Annual Report on Form 10-K for the fiscal year ended September 30, 2002;

2.
Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002;

3.
Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

4.
Current Report on Form 8-K dated December 23, 2002, filed December 23, 2002;

5.
Current Report on Form 8-K dated December 24, 2002, filed January 6, 2003;

6.
Current Report on Form 8-K dated January 9, 2003, filed January 9, 2003;

7.
Current Report on Form 8-K dated January 10, 2003, filed January 10, 2003;

8.
Current Report on Form 8-K dated January 21, 2003, filed January 22, 2003;

9.
Current Report on Form 8-K dated January 24, 2003, filed January 24, 2003;

10.
Current Report on Form 8-K dated January 28, 2003, filed January 28, 2003;

11.
Current Report on Form 8-K dated January 29, 2003, filed January 29, 2003; 12. Current Report on Form 8-K dated January 30, 2003, filed January 31, 2003; and

13.
Current Report on Form 8-K dated May 6, 2003, filed May 6, 2003.

14.
Amendment No. 1 to Form 10-K/A for the fiscal year end September 30, 2002, filed August 12, 2003

        Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: 908-953-6000).

        No person is authorized to give any information or represent anything not contained in this prospectus and any accompanying prospectus supplement. The securities are only being offered in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

FORWARD LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus and the documents that we incorporate by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public.

        Any or all of our forward-looking statements in this prospectus and the documents that we incorporate by reference may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of these factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

        Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-K, Form 10-Q and 8-K reports to the SEC. Also note that under the caption "Risk Factors," we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in "Risk Factors," including factors described as risks in our filings with the SEC, could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

        The risks and uncertainties referred to above include, but are not limited to:

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  price and product competition,

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  rapid technological development,

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  dependence on new product development,

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  the mix of our products, applications and services,

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  customer demand for our products, applications and services,

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  the ability to successfully integrate acquired companies,

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  control of costs and expenses,

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  the ability to form and implement alliances,

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  the ability to implement in a timely manner our restructuring plan,

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  the economic, political and other risks associated with international sales and operations,

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  U.S. and non-U.S. government regulation,

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  general industry and market conditions and growth rates and

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  general domestic and international economic conditions including interest rate and currency exchange rate fluctuations.

        The categorization of risks set forth under the caption "Risk Factors" is meant to help you better understand the risks facing our business and are not intended to limit your consideration of the possible effects of these risks to the listed categories. Any adverse effects related to the risks discussed above may, and likely will, adversely affect many aspects of our business.

RISK FACTORS

        You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus, any related prospectus supplement and the documents to which we refer you, including those incorporated by reference, in evaluating us.

Risks Related to Our Revenue and Business Strategy

        Our revenue has declined significantly during the past several years and if business capital spending, particularly for enterprise communications products, applications and services, does not improve or deteriorates, our revenue may continue to decline and our operating results may be adversely affected.

        Our revenue for the quarter ended March 31, 2003 was $1,081 million, a decrease of 15.5%, or $198 million, from $1,279 million for the quarter ended March 31, 2002, a sequential increase of 1.3%, or $14 million, from $1,067 million for the quarter ended December 31, 2002, and a decrease of 6.2%, or $71 million, from $1,152 million for the quarter ended September 30, 2002.

        Our operating results are significantly affected by the impact of economic conditions on the willingness of enterprises to make capital investments, particularly in enterprise communications technology and related services. Although general economic conditions have shown some signs of improvement recently, we have seen a continued decline in spending on enterprise communications technology and services by our customers. We believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, they have tried to maintain or improve profitability through cost reduction and reduced capital spending. Because we do not believe that enterprise communications spending will improve significantly in the near term, we expect continued pressure on our ability to generate revenue.

        To the extent that enterprise communications spending does not improve or deteriorates, our revenue and operating results will continue to be adversely affected and we may not be able to comply with the financial covenants included in our credit agreement.

        Revenue generated by our traditional business, enterprise voice communications systems, has been declining for the last several years and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue and operating results may continue to be adversely affected.

        We have been experiencing declines in revenue from our traditional business, enterprise voice communications systems. We expect, based on various industry reports, a low growth rate or no growth in the future in the market segments for these traditional systems. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including converged voice and data network products, customer relationship management applications and unified communication applications. This strategy requires us to make a significant change in the direction and strategy of our company to focus on the development and sales of these products and applications.

        Our traditional enterprise voice communications systems and the advanced communications products and applications described above are a part of our Converged Systems and Applications and Small and Medium Business Solutions segments. If we are unsuccessful in implementing our strategy, the contribution to our results from these segments may decline, reducing our overall operating results and thereby requiring a greater need for external capital resources. In addition, our Services segment may be adversely affected to the extent that Services revenues are related to sales of these products and applications.

        We are significantly changing our focus in order to concentrate on the development and marketing of advanced communications products and applications, including converged voice and data network products, and this change in focus may not be successful or may adversely affect our business.

        We are making a significant change in the direction and strategy of our company to focus on the development and sales of converged voice and data networks and other advanced communications products and applications. In order to implement this change, we must:

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  retrain our sales staff to sell new types of products, applications and services and improve our marketing of such products, applications and services;

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  retrain our Services employees to service the new products and applications;

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  develop relationships with new types of distribution partners;

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  research and develop more converged voice and data products and products and applications using communications media other than voice traffic, which has historically been our core area of expertise;

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  build credibility among customers that we are capable of delivering advanced communications products and applications beyond our historic product lines; and

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  expand our current customer base by selling our advanced communications products and applications to enterprises who have not previously purchased our products and applications.

        If we do not successfully implement this change in focus, our operating results may be adversely affected. However, even if we successfully address these challenges, our operating results may still be adversely affected if the market opportunity for advanced communications products and applications, including converged voice and data network products, does not develop in the ways that we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

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  the demand for advanced communications products and applications, including converged voice and data products, will grow as fast as we anticipate;

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  new technologies will cause the market to evolve in a manner different than we expect; or

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  we will be able to obtain a leadership or profitable position as this opportunity develops.

Risks Related to Our Liquidity and Capital Resources

  We may not have adequate or cost-effective liquidity or capital resources.

        Our cash needs include making payments on and refinancing our indebtedness and funding working capital, capital expenditures, strategic acquisitions, business restructuring charges and related expenses, employee benefit obligations and for general corporate purposes. Our ability to satisfy our cash needs depends on our ability to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including the risks described in this prospectus.

        Our ability to generate cash from operations is affected by the terms of our credit agreement, the indenture governing our LYONs, and the indenture governing our 11 1/8% Senior Secured Notes due 2009. These instruments impose, and any future indebtedness may impose, various restrictions and covenants, including financial covenants, that may limit our ability to respond to market conditions, provide for unanticipated capital investments, make strategic acquisitions or take advantage of business opportunities.

        If we do not generate sufficient cash from operations, we will need to access the financial markets. External financing may not be available to us on acceptable terms or at all. Under the terms of any external financing, we may incur higher than expected financing expenses, and become subject to additional restrictions and covenants. In addition, our ability to obtain external financing is affected by the terms of our debt agreements. Our existing debt agreements include covenants that limit our ability to incur additional indebtedness. In addition, our credit agreement requires us to comply with certain financial covenants. In February 2002, September 2002 and April 2003, we amended our credit agreement in order to ensure our compliance with the financial covenants. If we are unable to comply with our financial covenants and cannot amend or waive those covenants, an event of default under our credit agreement would occur. If a default occurs, the lenders under our credit agreement could accelerate the maturity of our debt obligations and terminate their commitments to lend to us. If such a default occurs when our debt obligations under the credit facility exceed $100 million, our debt obligations in respect of the LYONs and the Senior Secured Notes could be accelerated. Currently there are no funds drawn under our credit facility.

        Our ability to obtain external financing and, in particular, debt financing, is also affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our corporate credit is currently rated B+ and our long-term senior unsecured debt is rated B by Standard & Poor's, each with a stable outlook, and our long-term senior unsecured debt is rated B3 by Moody's with a negative outlook. Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. Any downgrade of our credit ratings, among other factors, could impair our ability to secure additional financing on acceptable terms, and we cannot assure you that we will be successful in raising any new financing on acceptable terms.

Our substantial amount of debt could limit our ability to obtain additional financing, limit our ability to react to changes in business conditions and require us to divert financial resources from investments in our business to servicing our debt.

        We have a substantial amount of debt. At June 30, 2003, we had approximately $993 million of debt outstanding on a consolidated basis and $250 million available under our credit agreement.

        Our substantial amount of debt and other obligations could have important consequences to you. For example, it could:

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

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  increase our vulnerability to interest rate fluctuations because our credit agreement provides for interest at variable rates;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and other obligations thereby reducing the availability of our cash flow from operations for other purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

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  place us at a competitive disadvantage compared to our competitors that have less debt.

        The agreements governing our debt limit, but do not prohibit, us from incurring additional debt, and we may incur a significant amount of additional debt in the future. If new debt is added to our current debt levels, these related risks could increase.

        Our ability to make scheduled payments on or to refinance our debt and other obligations will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay scheduled expansion plans and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. In the event that we are required to dispose of material assets or operations or restructure our debt or other obligations, we cannot assure you as to the terms of any such transactions or how soon any such transaction could be completed.

        The value of the assets in our pension plans has decreased significantly and, as a result, we will likely incur additional expense and funding obligations that may have an adverse effect on our financial position, results of operations and cash flows.

        The decline in the global equity markets and interest rates over the past few years has resulted in a decrease in the value of the assets and an increase in the value of the obligation in our pension plans. As a result, the value of the assets in our pension plans is currently less than the obligations they are intended to fund. This decline may adversely affect our related accounting results in the future periods through higher pension expense, additional minimum liabilities with corresponding reductions in stockholders' equity, and increased cash funding requirements.

        The indices we use to select a discount rate for measuring the value of our pension obligations at year-end have declined during the year. Therefore, we may be required to record an additional minimum liability with a corresponding reduction to stockholders' equity as of September 30, 2003. Currently, a 25 basis point decline in the discount rate will generate an increase in our accumulated benefit obligation of approximately $80 million.

        In compliance with ERISA/IRS requirements, we have made cash contributions of $7 million to fund our pension obligations during the first nine months of fiscal 2003. We are required to fund an additional $35 million to the plans in the fourth quarter of fiscal 2003. We estimate that for fiscal 2004, we will be required to fund approximately $44 million to our pension plans

        One of our largest dealers may not be able to satisfy in full its obligations to us under a short-term line of credit.

        As of December 31, 2002, $27 million was due to us under a short-term line of credit we provided to Expanets Inc., currently one of our largest dealers, in 2001. At that time, we were engaged in discussions with Expanets regarding operational issues related to the March 2000 sale of our primary distribution function for voice communications systems for small and medium sized enterprises to Expanets. Although these issues were unrelated to the obligations of Expanets and its parent company, NorthWestern Corporation, under the credit agreement because of the importance to us of our relationship with Expanets and the customer base served by Expanets, in December 2002, we agreed to extend the term of the credit agreement to February 2003.

        In March 2003, we entered into restructured agreements with Expanets and NorthWestern regarding the operational issues. In exchange for a general release of liability from Expanets related to the operational issues, we agreed, among other things, to extend the payment term of the remaining balance under the credit facility. The amended credit facility provides that the approximately $27 million balance will be repaid in three equal $9 million installments on January 1, 2004, April 1, 2004 and July 1, 2004.

        Outstanding amounts under the line of credit are secured by Expanets' accounts receivable and inventory. In addition, NorthWestern has effectively guaranteed Expanets' obligations under the credit agreement. A default by NorthWestern of its guarantee obligations under the credit agreement would constitute a default under Expanets' dealer agreement with Avaya, resulting in a termination of the non-competition provisions contained in the dealer agreement and permitting us to sell products to Expanets' customers.

        In April 2003, NorthWestern announced that it expected to record charges in its December 31, 2002 financial statements related to, among other things, asset impairments and deferred tax valuation allowances related to Expanets. In addition, NorthWestern announced that it filed for an extension to file its Annual Report on Form 10-K in order to take certain actions related to identified deficiencies in internal controls. In its Annual Report on Form 10-K, NorthWestern disclosed that its independent auditors had advised its Audit Committee that these internal control deficiencies constituted reportable conditions and collectively, a material weakness as defined in Statement of Auditing Standards No. 60. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, NorthWestern disclosed that the SEC is conducting an informal inquiry relating to questions regarding the restatements of its financial statements and other accounting and reporting matters.

        In June 2003, Expanets entered into a $25 million credit facility with a third party financial institution. As required by the terms of the March 2003 agreements with Expanets, we agreed to subordinate our rights in the collateral securing the $27 million term loan from Expanets to the third party financial institution. Under the subordination agreement, we may not take action with regard to the collateral until Expanets' obligations under the senior credit facility are paid in full. In addition, if a payment default has occurred under the senior credit facility at the time a payment is due to us under the term loan, Expanets is prohibited under the subordination agreement from making such payment on the term loan until the payment default under the senior credit facility has been cured or waived in writing by the third party financial institution. If a covenant default has occurred under the senior credit facility at the time a payment is due to us under the term loan, Expanets is prohibited under the subordination agreement from making such payment on the term loan until the earlier of the date the covenant default under the senior credit facility has been cured or waived in writing by the third party financial institution and 180 days from the date the notice of default is delivered to us. The subordination agreement does not affect our rights with regard to NorthWestern, including our rights in the event of a default by NorthWestern under the credit agreement governing the term loan.

        There can be no assurance that Expanets or NorthWestern will be able to comply with the remaining terms of the credit agreement. In the event Expanets and NorthWestern are unable to comply with the terms of the credit agreement and a default occurs, the remedies available to Avaya under such agreement may be insufficient to satisfy in full all of Expanets' obligations to the Company.

Risks Related to Our Operating Results

        Disruption of, or changes in the mix of our product distribution model or customer base could affect our revenues and gross margins.

        If we fail to manage distribution of our products and services properly, or if our distributors' financial condition or operations weaken, our revenues and gross margins could be adversely affected. Furthermore, a change in the mix of direct sales and indirect sales could adversely affect our revenues and gross margins.

        We use a variety of channels to bring our products to customers, including direct sales, distributors, dealers, value-added resellers and system integrators. Since each distribution channel has a distinct profile, the failure to achieve the most advantageous balance in the delivery model for our products and services could adversely affect our gross margins and operating results.

        We must manage inventory effectively, particularly with respect to sales to distributors. Distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. Distributors also may adjust their orders in response to the supply of our products and the products of our competitors that are available to the distributor and to seasonal fluctuations in end-user demand. If we have excess inventory, we may have to reduce our prices and write down inventory, which in turn could result in lower gross margins. In addition, if sales through indirect channels increase, this may lead to greater difficulty in forecasting the mix of our products, and to a certain degree, the timing of orders from our customers.

        Changes in effective tax rates or the recording of increased deferred tax asset valuation allowances in the future could affect our operating results.

        Our effective tax rates in the future could be adversely affected by earnings being lower or losses being higher than anticipated in countries where we have tax rates that are lower than the U.S. statutory rate and earnings being higher or losses lower than anticipated in countries where we have tax rates that are higher than the U.S. statutory tax rate, changes in our net deferred tax assets valuation allowance, or by changes in tax laws or interpretations thereof.

        For example, during fiscal 2002 our effective tax rate was adversely affected by an unfavorable geographic distribution of earnings and losses and we recorded an increase in our net deferred tax assets valuation allowance of $364 million. If the geographic distribution of our earnings and losses continues to be unfavorable in the future, our effective tax rate could be adversely affected. In addition, in the first quarter of fiscal 2003, we recorded a deferred income tax valuation allowance through a non-cash income tax charge of $83 million to reflect the difference between the actual and expected tax gain associated with our December 2002 exchange offer for a portion of the LYONs. Based on our assessment of our deferred tax assets, we determined, based on certain available tax planning strategies, that $443 million of our deferred tax assets as of June 30, 2003 will more likely than not be realized in the future and no valuation allowance is currently required for this portion of our deferred tax assets. Should we determine in the future that it is no longer more likely than not that these assets will be realized, we will be required to record an additional valuation allowance in connection with these deferred tax assets and our operating results would be adversely affected in the period such determination is made.

Risks Related to Our Operations

        We have restructured our business to respond to industry and market conditions, however, the assumptions underlying our restructuring efforts may prove to be inaccurate and we may have to restructure our business again in the future.

        In response to changes in industry and market conditions, we have restructured our business in the past and may again restructure our business in the future to achieve certain cost savings and to strategically realign our resources. We have based our restructuring plans on certain assumptions regarding the cost structure of our business and the nature, severity and duration of the current slowdown in enterprise communications technology spending which may not prove to be accurate. We will continue to assess our cost structure and restructuring efforts based on an ongoing assessment of industry conditions.

        Our restructuring initiatives may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than we expect. In addition, we may not be able to successfully implement our restructuring initiatives and may be required to refine, expand or extend our restructuring initiatives, which may result in additional charges. Furthermore, our workforce reductions may impair our ability to realize our current or future business objectives. Lastly, costs incurred in connection with restructuring actions may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, our restructuring efforts may not result in our return to profitability within the currently expected timeframe.

        We depend on contract manufacturers to produce most of our products and if these manufacturers are unable to fill our orders on a timely and reliable basis, we will likely be unable to deliver our products to meet customer orders or satisfy their requirements.

        We have outsourced all of the manufacturing operations related to our Converged Systems and Applications and Small and Medium Business Solutions Segments. Substantially all of these operations have been outsourced to Celestica Inc. Our ability to realize the intended benefits of our manufacturing outsourcing initiative will depend on the willingness and ability of Celestica and our other contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If Celestica or the other contract manufacturers terminates its relationship with us or is unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue or otherwise have an adverse effect on our operations.

        The termination of strategic alliances or the failure to form additional strategic alliances could limit our access to customers and harm our reputation with customers.

        Our strategic alliances are important to our success because they provide us the ability to offer comprehensive advanced communications products and applications, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may rely more on strategic alliances in the future, which would increase the risk to our business of losing these alliances.

        If we are unable to protect our proprietary rights, our business and future prospects may be harmed.

        Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

        In addition, we rely on the security of our information systems, among other things, to protect our proprietary information and information of our customers. If we do not maintain adequate security procedures over our information systems, we may be susceptible to computer hacking, cyberterrorism or other unauthorized attempts by third parties to access our proprietary information or that of our customers. The failure to protect our proprietary information could seriously harm our business and future prospects or expose us to claims by our customers that we did not adequately protect their proprietary information.

Risks Related To Our Common Stock

        A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

        Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants to purchase shares of our common stock, including those described in this prospectus, or the perception that such sales or exercises might occur, could cause the market price of our common stock to decline. All of these shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. As of June 30, 2003, there were 382,184,702 shares of Avaya common stock outstanding. In addition, as of June 30, 2003, immediately exercisable warrants to acquire up to approximately 13,879,120 shares of our common stock were outstanding.

        Further, as of June 30, 2003, options to purchase 53,391,248 shares of our common stock were outstanding and held by our employees. Also as of June 30, 2003, 9,193,399 restricted stock units were held by our employees. This concentration of stock options and restricted stock units relative to the amount of our common stock outstanding may have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock. From time to time, we will issue additional options and restricted stock units to our employees under our existing plans and under new plans we may adopt.

        Holders of our common stock could experience substantial dilution if we are required to repurchase a significant portion of our LYONs in October 2004.

        Holders of our LYONs may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. Under the terms of the indenture governing the LYONs, we may, at our option, elect to pay the purchase price in cash or, subject to certain conditions, in shares of our common stock or a combination of cash and common stock. Our existing credit facility restricts the amount of cash we may use to redeem or repurchase LYONs. If the trading price of our common stock does not improve or deteriorates and we pay a substantial portion of the purchase price of any LYONs that we are required to repurchase in October 2004 in shares of our common stock, holders of common stock may suffer significant dilution.

        As our largest stockholder, the Warburg Pincus Funds have significant influence over our affairs and their interests may differ from those of our other stockholders.

        As of June 30, 2003, the Warburg Pincus Funds beneficially owned approximately 74,098,769, or approximately 18.7%, of our outstanding common stock. Although the Warburg Pincus Funds have agreed to limitations on their right to vote any shares they own in excess of 25.0% of the outstanding shares of our common stock, the Warburg Pincus Funds could exert significant influence over all matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. In addition, the Warburg Pincus Funds have the right to designate an individual for election to Avaya's board of directors. In January 2003, Joseph P. Landy, Co-President of Warburg Pincus, was appointed to Avaya's board of directors.

        Because there has not been any public market for our Series A warrants, Series B warrants or Series C warrants, you may not be able to resell your Series A warrants, Series B warrants and Series C warrants or shares of our common stock at the prices at which they are offered by this prospectus, or, in the case of the Series A warrants, Series B warrants and Series C warrants, at all.

        Prior to this offering, there has been no public market for our Series A warrants, Series B warrants or Series C warrants. An active trading market may not develop or be sustained following completion of this offering, and these securities may remain relatively illiquid. No holder of our Series A, Series B or Series C warrants is obligated to develop any market for such securities. In addition, the liquidity of any trading market in our Series A, Series B or Series C warrants, and the market price quoted for such securities, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

  Our ability to use our tax net operating losses may be limited in the future.

        As of September 30, 2002, we had consolidated net operating loss carryforwards, or NOLs, for U.S. federal income tax purposes of approximately $367 million. These NOLs remain subject to examination and adjustment by the Internal Revenue Service. We also expect to incur an additional NOL for fiscal year 2003 These NOLs generally can be used by us to offset income earned in subsequent taxable years.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" may generally thereafter only utilize its pre-change losses (including certain so-called "built-in" losses that have not yet been recognized for federal income tax purposes) to offset a fixed amount of taxable income. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over a three year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose).

        We have not undergone an ownership change. However, subsequent changes in our stock ownership, depending on the magnitude—including the purchase or sale of our common stock by 5% shareholders, changes in the indirect beneficial ownership of such stock, and issuances or redemptions of common stock by us (such as the consummation of the reverse/forward split described in our 2002 annual proxy statement),—could result in an ownership change that would trigger the implementation of limitations under Section 382.

        Anti-takeover provisions of our charter and by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor.

        Provisions of our certificate of incorporation and bylaws, our rights agreement and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of shareholders to change our management. The provisions of our restated certificate of incorporation and amended and restated bylaws, among other things:

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  divide our board of directors into three classes, with members of each class elected in staggered three-year terms;

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  limit the right of shareholders to remove directors;

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  regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

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  authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

        These provisions, as well as our rights agreement and provisions of Delaware law, could:

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  have the effect of delaying, deferring or preventing a change of control of Avaya;

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  discourage bids for our common stock at a premium over the market price; or

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  impede the ability of the holders of Avaya common stock to change our management.

Risks Related to Contingent Liabilities

        We may incur liabilities as a result of our obligations to indemnify, and to share certain liabilities with, Lucent Technologies Inc. in connection with our spin-off from Lucent in September 2000.

        Pursuant to the contribution and distribution agreement we entered into with Lucent in connection with our spin-off from Lucent on September 30, 2000, Lucent contributed to us substantially all of the assets, liabilities and operations associated with its enterprise networking businesses and distributed all of the outstanding shares of our common stock to its stockholders. The contribution and distribution agreement, among other things, provides that, in general, we will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to our businesses and all contingent liabilities primarily relating to our businesses or otherwise assigned to us. In addition, the contribution and distribution agreement provides that certain contingent liabilities not directly identifiable with one of the parties will be shared in the proportion of 90% by Lucent and 10% by us. The contribution and distribution agreement also provides that contingent liabilities in excess of $50 million that are primarily related to Lucent's businesses shall be borne 90% by Lucent and 10% by us and contingent liabilities in excess of $50 million that are primarily related to our businesses shall be borne equally by the parties.

        See "Item 1. Legal Proceedings" in Part II of our quarterly report on Form 10-Q for the quarter ended March 31, 2003 for a description of certain matters involving Lucent for which we have assumed responsibility under the contribution and distribution agreement and a description of other matters for which we may be obligated to indemnify, or share the cost with, Lucent. In March 2003, Lucent announced that it had entered into a $420 million settlement of all pending shareholder and related litigation described under "Lucent Securities Litigation" in the "Legal Proceedings" section of our quarterly report on Form 10-Q for the quarter ended March 31, 2003. Certain cases which are the subject of the settlement are shared contingent liabilities under the contribution and distribution agreement and accordingly, we are responsible for 10% of the liabilities attributable to those cases, including 10% of the legal costs associated with the portion of the litigation for which we share liability. The amount of our portion of this liability has not yet been finally determined, however, in the second quarter of fiscal of 2003, we recorded a charge of $25 million, representing our estimate of our liability in this matter. Upon settlement, the amount of the liability will be adjusted to reflect our actual obligation in this matter. We cannot assure you we will not have to make other indemnification or other cost sharing payments to Lucent in connection with these matters or that Lucent will not submit a claim for indemnification or cost sharing to us in connection with any future matter. In addition, our ability to assess the impact of matters for which we may have to indemnify, or share the cost with, Lucent is made more difficult by the fact that we do not control the defense of these matters.

        We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

        We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results.

        In addition, third parties may claim that a customer's use of our product's, systems or software infringes the third party's intellectual property rights. Under certain circumstances, we may be required to indemnify our customers for some of the costs and damages related to such an infringement claim. Any indemnification requirement could have a material adverse effect on our business and our operating results.

        If the distribution does not qualify for tax-free treatment, we could be required to pay Lucent or the Internal Revenue Service a substantial amount of money.

        Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution would not be taxable to Lucent. Nevertheless, Lucent could incur significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

        Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on Lucent, we could be liable for all or a portion of any taxes owed for the reasons described below. First, as part of the distribution, we and Lucent entered into a tax sharing agreement. This agreement generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution to Lucent under Section 355 of the Internal Revenue Code because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

        Second, aside from the tax sharing agreement, under U.S. federal income tax laws, we and Lucent are jointly and severally liable for Lucent's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable to the Internal Revenue Service for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

DESCRIPTION OF CAPITAL STOCK

Our Authorized Capital Stock

        Our authorized capital stock consists of 200 million shares of preferred stock, par value $1.00 per share, and 1.5 billion shares of common stock, par value $0.01 per share. On June 30, 2003, 382,184,702 shares of our common stock and no shares of our preferred stock were outstanding.

Our Common Stock

        The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, such holders possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders.

Our Preferred Stock

        Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

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  the designation of the series,

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  the number of shares of the series, which number our board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease, but not below the number of shares thereof then outstanding,

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  whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or the method for determining the date or dates upon which dividends on the shares of such series shall be cumulative,

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  the redemption rights and price or prices, if any, for shares of the series,

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

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  the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

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  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of ours or of any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

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  restrictions on the issuance of shares of the same series or of any other class or series,

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  the voting rights, if any, of the holders of the shares of the series, and

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  any other relative rights, preferences and limitations of such series.

        We believe that the ability of our board of directors to establish one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where, subject to certain exceptions, the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

        Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Series A Junior Participating Preferred Stock

        An aggregate of 7.5 million shares of our Series A junior participating preferred stock have been reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "—Rights Agreement."

Series B Convertible Participating Preferred Stock

        An aggregate of 4 million shares of our Series B convertible participating preferred stock was issued on October 2, 2000 to the Warburg Pincus Funds. In March, 2002, we reduced the conversion price of the Series B convertible participating preferred stock owned by the Warburg Pincus Funds from $26.71 per share to $11.31 per share and the Warburg Pincus Funds converted all of their Series B convertible participating preferred stock into an aggregate of 38,329,365 shares of our common stock. The shares of Series B convertible participating preferred stock that were converted into shares of our common stock have the status of authorized but unissued preferred stock, without designation as to series, subject to reissuance by our board of directors as shares of any one or more other series.

Warrants

        As part of their October 2000 investment in Avaya, the Warburg Pincus Funds acquired warrants to purchase an aggregate of 12,391,079 shares of our common stock. These warrants were issued in two series. Series A warrants to purchase 6,883,933 shares of our common stock and Series B warrants to purchase 5,507,146 shares of our common stock. The warrants had an exercise price of $34.73 per share. In March 2002, the Warburg Pincus Funds exercised Series A warrants to purchase 159,268 shares of common stock and Series B warrants to purchase 127,414 shares of common stock at an exercise price of $34.73 per share. On February 12, 2003, pursuant to the backstop agreement described below, the Warburg Pincus Funds exercised Series A warrants to purchase 5,581,101 shares of common stock at an exercise price of $0.01 per share.

        Pursuant to the Backstop Agreement entered into between Avaya and the Warburg Pincus Funds in connection with the December 2002 exchange offer to purchase LYONs, we issued to the Warburg

Pincus Funds Series C warrants to purchase an aggregate of 7,355,824 shares of our common stock at an exercise price of $3.50 per share.

        The Warburg Pincus Funds currently hold Series A warrants to purchase 1,143,564 shares of our common stock, Series B warrants to purchase 5,379,732 shares of our common stock and Series C warrants to purchase 7,355,824 shares of our common stock. The Series A warrants have a four-year term, expiring October 2, 2004, The Series B warrants have a five-year term, expiring October 2, 2005, The Series C warrants have a four year term, expiring December 23, 2006. The warrants are exercisable immediately and are subject to customary anti-dilution adjustments.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and By-Laws

        Board of Directors.    Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors are classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2002, another class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2003 and another class with a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2004, with each director to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

        Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

        No Stockholder Action By Written Consent; Special Meetings.    Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

        Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and we make no public announcement naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

        In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

        Amendment.    Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

Rights Agreement

        Our board of directors has adopted a rights agreement, with The Bank of New York as rights agent. The rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of the rights agreement, please see "Where to Find Additional Information Regarding Avaya."

        Anti-Takeover Effects.    The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

        Exercisability of Rights.    Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $1.00 per share, at an initial purchase price of $125, subject to customary anti-dilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "—Series A Junior Participating Preferred Stock" below.

        The rights will not become exercisable until the earliest of:

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  10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding;

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  10 business days after we first determine that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding; or

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  such date, if any, as may be designated by the board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 15% or more of our common stock then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

        Additionally, at any time a person or a group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

        For purposes of the rights agreement, the Warburg Pincus Funds are not deemed to be the beneficial owners of any shares of common stock they acquired upon conversion of the Series B preferred stock or that they acquired or can acquire by exercising Series A or Series B warrants.

        The various features of our rights agreement are described below.

        "Flip In" Feature.    In the event a person or group becomes the beneficial owner of securities representing 15% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that an exercise price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 15% or more of our common stock then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

        "Exchange" Feature.    At any time after a person or group becomes the beneficial owner of securities representing 15% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

        "Flip Over" Feature.    In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets and those of our subsidiaries or our earning power and that of our subsidiaries, in each case taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 15% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

        Redemption of Rights.    At any time before the earlier to occur of:

  •
  public disclosure that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding or

  •
  our determination that a person or group has become the beneficial owner of securities representing 15% or more of our common stock then outstanding our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights" above, will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

        Amendment of Rights.    At any time before a person or group becomes the beneficial owner of securities representing 15% or more of our common stock then outstanding, the terms of the existing rights agreement may be amended by our board of directors without the consent of the holders of the rights.

        However, if at any time after a person or group beneficially owns securities representing 15% or more, or such lower percentage as may be amended in the existing rights agreement, of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

        Termination of Rights.    If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

Series A Junior Participating Preferred Stock

        In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7,500,000 shares of Series A junior participating preferred stock.

        We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

  •
  is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

  •
  will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock;

  •
  in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock;

  •
  will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

  •
  in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

        The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66?% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

  •
  the affiliates and associates of any such person.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The Bank of New York is acting as the transfer agent and registrar for our common stock.

SELLING STOCKHOLDERS

        The following tables set forth:

  •
  the number of shares of common stock for which the Series A warrants, Series B warrants and Series C warrants owned by each of the selling securityholders as of June 30, 2003 are exercisable, as well as the number of shares of common stock beneficially owned by each of the selling securityholders (including shares of common stock issuable upon the exercise of the warrants) on that date,

  •
  the percentage of outstanding securities of each series represented by that number of shares and

  •
  the number of securities of each series registered for sale by this prospectus.

        No estimate can be given as to the number of securities of each series that will be held by the selling securityholders after completion of this offering because the selling securityholders may offer all or some of the securities and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the securities. Any or all of the securities offered by this prospectus may be offered from time to time by the selling securityholders named below.

Series A Warrants To Purchase Common Stock

SELLING SECURITYHOLDER(1)	SHARES UNDERLYING WARRANTS BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING WARRANTS OWNED	NUMBER OF SHARES UNDERLYING WARRANTS REGISTERED FOR SALE HEREBY(2)
Warburg, Pincus Equity Partners, L.P.	1,080,669	94.5%	1,080,669
Warburg, Pincus Netherlands Equity Partners I, C.V.	34,307	3.0%	34,307
Warburg, Pincus Netherlands Equity Partners II, C.V.	22,871	2.0%	22,871
Warburg, Pincus Netherlands Equity Partners III, C.V.	5,717	0.5%	5,717

Warburg Pincus & Co. and Warburg Pincus LLC	1,143,864	100%	1,143,864

Series B Warrants To Purchase Common Stock

SELLING SECURITYHOLDER(1)	SHARES UNDERLYING WARRANTS BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING WARRANTS OWNED	NUMBER OF SHARES UNDERLYING WARRANTS REGISTERED FOR SALE HEREBY(2)
Warburg, Pincus Equity Partners, L.P.	5,083,846	94.5%	5,083,846
Warburg, Pincus Netherlands Equity Partners I, C.V.	161,392	3.0%	161,392
Warburg, Pincus Netherlands Equity Partners II, C.V.	107,595	2.0%	107,595
Warburg, Pincus Netherlands Equity Partners III, C.V.	26,899	0.5%	26,899

Warburg Pincus & Co. and Warburg Pincus LLC	5,379,732	100%	5,379,732

Series C Warrants To Purchase Common Stock

SELLING SECURITYHOLDER(1)	SHARES UNDERLYING WARRANTS BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING WARRANTS OWNED	NUMBER OF SHARES UNDERLYING WARRANTS REGISTERED FOR SALE HEREBY(2)
Warburg, Pincus Equity Partners, L.P.	6,951,254	94.5%	6,951,254
Warburg, Pincus Netherlands Equity Partners I, C.V.	220,675	3.0%	220,675
Warburg, Pincus Netherlands Equity Partners II, C.V.	147,116	2.0%	147,116
Warburg, Pincus Netherlands Equity Partners III, C.V.	36,779	0.5%	36,779

Warburg Pincus & Co. and Warburg Pincus LLC	7,355,824	100%	7,355,824

Common Stock

SELLING SECURITYHOLDER(1)	SHARES BENEFICIALLY OWNED(3)	PERCENTAGE OF OUTSTANDING SHARES OWNED(3)(4)	NUMBER OF SHARES REGISTERED FOR SALE HEREBY(2)(3)
Warburg, Pincus Equity Partners, L.P.	70,023,337	17.8	70,023,337
Warburg, Pincus Netherlands Equity Partners I, C.V.	2,222,963	(5)	2,222,963
Warburg, Pincus Netherlands Equity Partners II, C.V.	1,481,975	(5)	1,481,975
Warburg, Pincus Netherlands Equity Partners III, C.V.	370,494	(5)	370,494

Warburg Pincus & Co. and Warburg Pincus LLC	74,098,769	18.7%	74,098,769

(1)
Warburg Pincus & Co. is the sole general partner of each of the Warburg Pincus Funds. Each of the Warburg Pincus Funds is managed by Warburg Pincus LLC. The address of the Warburg Pincus Funds is 466 Lexington Avenue, New York, New York 10017.

(2)
This registration statement also covers any additional securities which become issuable in connection with the securities registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction or pursuant to applicable anti-dilution provisions effected without the receipt of consideration that results in an increase in the number of outstanding securities of any series or in the number of securities that may be issued upon exercise or conversion of any series.

(3)
Of the shares beneficially owned by Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., 13,115,769, 416,374, 277,582 and 69,395, respectively, represent shares of common stock issuable upon exercise of the Series A, Series B and Series C warrants.

(4)
Based on 382,184,702 shares of our common stock outstanding on June 30, 2003.

(5)
Less than 1% of shares of our common stock outstanding on June 30, 2003.

RELATIONSHIP BETWEEN AVAYA AND THE SELLING STOCKHOLDERS

        The following summary provides background information about the material aspects of our relationship with the Selling Stockholders.

        The Warburg Pincus Funds acquired the Series A warrants and Series B warrants, together with 4,000,000 shares of Series B convertible participating preferred stock and Series A and B warrants to purchase 5,740,369 and 127,414 additional shares of common stock, respectively, in October 2000 for an aggregate purchase price of $400 million. In March 2002, the Warburg Pincus Funds converted all of the shares of Series B convertible participating preferred stock and exercised 159,268 Series A warrants and 127,414 Series B warrants for an aggregate of 38,616,047 shares of our common stock and purchased an additional 14,383,953 shares of common stock for $6.26 per share in cash.

        In connection with the March 2002 transactions, we agreed that so long as the Warburg Pincus Funds and their permitted transferees maintain beneficial ownership of at least 26 million shares of our common stock, they would be permitted to designate for election one individual to our board of directors who was reasonably acceptable to our board of directors and not affiliated with the Warburg Pincus Funds. The Warburg Pincus Funds also agreed to a set of restrictions that until August 2005 prohibits them from acquiring additional shares of our common stock such that, when taken together with the number of shares of our common stock beneficially owned by the Warburg Pincus Funds and their controlled affiliates their ownership would not exceed 19.5% of our then outstanding common stock and prohibits them from taking certain actions that could result in a change-in-control of our company.

        In December 2002, Avaya and the Warburg Pincus Funds entered into the backstop agreement in connection with the exchange offer. Pursuant to the Backstop Agreement, in December 2002 we issued 7,355,824 Series C warrants to the Warburg Pincus Funds. Also pursuant to the backstop agreement, following consummation of the exchange offer, in February 2003, the Warburg Pincus Funds exercised 5,581,101 Series A warrants and converted LYONs they acquired in the exchange offer into 1,588,548 shares of our common stock. In the Backstop Agreement, Avaya and the Warburg Pincus Funds agreed that:

  •
  the Warburg Pincus Funds' designee to our board of directors may be affiliated with the Warburg Pincus Funds,

  •
  the threshold for the "standstill" provision referred to above would be raised to 29.9%,

  •
  the Warburg Pincus Funds would vote any shares of Avaya common stock in excess of 25% of Avaya's outstanding common stock, but less than 29.9%, in a manner proportionate to all other shares of Avaya common stock voting and

  •
  until

•
the occurrence of a "change of control," as defined in the indenture relating to Avaya's senior secured notes, the repayment of Avaya's senior secured notes or the elimination of the provisions allowing holders of Avaya's senior notes to require redemption of Avaya's senior secured notes upon a change of control, and

•
the earliest to occur of a change of control event specified in Avaya's credit agreement or the elimination or inapplicability of such provision,

      the Warburg Pincus Funds would not vote any shares of Avaya common stock in excess of 29.9% of Avaya's outstanding voting power.

        In addition, Avaya agreed to indemnify the Warburg Pincus Funds and their respective partners, members, officers, directors, employees and controlling persons from any losses arising out of or based upon any material misstatements or omissions in the documents used in the exchange offer. Avaya further agreed to reimburse any attorneys' fees incurred by the Warburg Pincus Funds in connection with any claim challenging the Exchange Offer or any of the other transactions contemplated by the backstop agreement.

        From October 2000 until immediately prior to the approval of the March 2002 transactions with the Warburg Pincus Funds, Jeffrey A. Harris, a general partner of WP and a managing director of WP LLC, served as the Warburg Pincus Funds' designee to our board of directors. Warburg Pincus's next designee, Anthony Terracciano, served on our board from April 2002 to December 2002. Joseph P. Landy, Co-President of Warburg Pincus, is the current Warburg Pincus designee and was appointed to our board in January 2003. Mr. Terracciano was re-appointed to our board in February 2003 as a director unaffiliated with the Warburg Pincus Funds. Except as otherwise noted above, none of the selling securityholders has had a material relationship with Avaya within the past three years other than as a result of the ownership of securities of Avaya.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of Series A, Series B and Series C warrants to purchase our common stock, and common stock issuable upon exercise of the Series A, Series B and Series C warrants (collectively, our "securities"). Except as provided otherwise, this summary applies only to a United States holder. A United States holder is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any of its political subdivisions;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source, or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more Unites States persons have the authority to control all substantial decisions of the trust.

        This summary deals only with our securities that are held as a capital asset, and warrants where the common stock received on exercise would be a capital asset. It does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities, life insurance companies, tax-exempt entities, or holders that hold our securities as a part of a straddle or conversion transaction or other arrangement involving more than one position.

        The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, referred to as the "Code", and regulations, rulings and judicial decisions as of the date of this prospectus. Any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, certain consequences of holding the securities are unclear, and the Internal Revenue Service could disagree with some of the conclusions in the discussion below. Moreover, the following describes the general application of the United States federal income tax laws. It does not purport to describe all of the tax considerations that may be relevant to a holder. We advise all holders to consult their own tax advisor for further information.

Dividends

        Dividends that we pay on our common stock will be taxed as ordinary dividend income to the extent that the dividends do not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital and will be applied against and reduce the holder's tax basis in the stock. To the extent the dividends exceed the tax basis, the excess will be treated as capital gain.

Sale or Exchange

        Upon a sale or exchange of the securities to a person other than Avaya, a holder will recognize gain or loss in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the securities. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the holder has held the securities for more than one year.

Dividends to Corporate Shareholders

        In general, a distribution on the common stock that is taxable as a dividend and that is made to a corporate shareholder will qualify for the 70% corporate dividends-received deduction under the Code.

        However, there are many exceptions and restrictions relating to the availability of the dividends-received deduction. Consequently, corporate shareholders should consult their own tax advisors regarding the extent, if any, that the dividends-received deduction is available to them and the extent to which the extraordinary dividend rules may apply.

Exercise, Holding or Expiration of Warrants

        No gain or loss will be recognized upon the exercise of warrants in exchange for common stock (except if cash is received in lieu of the issuance of a fractional share of common stock). A holder's tax basis in the common stock received will equal the tax basis in the warrants plus the exercise price of the warrants. The holding period of the common stock generally will not include the holding period of the warrants.

        If the terms of the warrants provide for any adjustment to the number of shares of common stock for which the warrants may be exercised or to the exercise price of the warrants, such adjustments may, under certain circumstances, result in constructive distributions that could be taxable to a holder of warrants. Conversely, the absence of an appropriate adjustment could result in constructive distributions that could be taxable to holders of common stock.

        Upon the expiration of a warrant, a holder will recognize a loss equal to its adjusted tax basis in the warrant. The loss generally will be a capital loss.

Backup Withholding Tax

        Backup withholding tax at a rate of up to 30.5% may apply to payments of dividends, and to payments of proceeds on the sale or other disposition of the securities within the United States by a non-corporate holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Withholding Tax on Non-United States Holders

        Dividends on the common stock paid to a holder that is an individual, corporation, estate or trust and is not a United States holder (referred to as a "non-U.S. holder") will generally be subject to 30% United States tax, and Avaya is required to withhold such amounts. The rate of tax may be reduced by a tax treaty between the United States and the holder's country of residence. In addition, income tax at regular United States rates, but no withholding tax, applies if the dividends are effectively connected to the holder's conduct of a trade or business in the United States. Holders relying on these exceptions will be required to file IRS Form W-8BEN or W-8ECI, as applicable with us.

PLAN OF DISTRIBUTION

Resales by Selling Securityholders

        Avaya is registering the securities on behalf of the selling securityholders. Any or all of the selling securityholders may offer any or all of the securities from time to time, either in increments or in a single transaction. The selling securityholders will act independently of Avaya in making decisions with respect to the timing, manner and size of each sale. There can be no assurance that any of the selling securityholders will sell any or all of the securities offered hereby.

Donees, Pledgees and Distributees

        The term "selling securityholders" includes donees, namely persons who receive securities from the selling securityholders after the date of this prospectus by gift. The term also includes pledgees, namely persons who, upon contractual default by the selling securityholders, may seize securities which the selling securityholders pledged to such persons. The term also includes distributees who receive securities from a selling securityholder after the date of this prospectus as a distribution by the selling securityholder to its members or partners.

Costs and Commissions

        Avaya will pay all costs, expenses and fees in connection with the registration of the securities. The selling securityholders will pay all brokerage commissions and similar selling expenses, if any, attributable to any sale of securities.

Types of Sale Transactions

        The selling securityholders will act independently of Avaya in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may sell any or all of the securities in one or more types of transactions (which may include block transactions):

  •
  on the NYSE, in the over-the-counter market or any other quotation system or exchange on which such securities may be quoted or listed;

  •
  in negotiated transactions;

  •
  through the writing of options on securities;

  •
  short sales; or

  •
  any combination of these methods of sale.

        The securities may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices. Such prices will be determined by the selling securityholders or by agreement between the selling securityholders and brokers, dealers and other agents or purchasers. Transactions may or may not involve brokers or dealers.

Sales to or through Broker-Dealers

        The securities may be offered directly to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the securities may be sold include:

  •
  a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  exchange distributions or secondary distributions in accordance with the rules of the New York Stock Exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  privately negotiated transactions.

        An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our securities are traded might be engaged to act as a selling securityholder's agent in the sale of shares by such selling securityholders.

        In connection with the distributions of the securities offered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our securities. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the selling securityholders. Such hedging transactions may require or permit the selling securityholders to deliver the shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The selling securityholders may also sell our securities short and deliver the securities to close out such short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:

  •
  the short sales of our securities referred to above;

  •
  the sale or other disposition by the brokers or dealers or other financial institutions of any securities they receive pursuant to the hedging transactions referred to above; or

  •
  the delivery by the selling securityholders of shares to close out short positions.

        The foregoing description in this section is subject to a selling securityholder's compliance with Section 16(c) of the Securities Exchange Act of 1934, to the extent and during such periods as Section 16(c) is applicable to such selling securityholder.

Deemed Underwriting Compensation

        The selling securityholders and any underwriters, brokers, dealers, agents or others that participate with the selling securityholders in connection with the distribution of securities might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933. Any underwriting discounts, commissions or fees received by such persons, and any profit on the resale of securities sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

Indemnification

        We have agreed to indemnify the selling securityholders against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that the selling securityholders may be required to make with respect thereto. We have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

        The selling securityholders have agreed to indemnify us against certain liabilities that we may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that we may be required to make with respect thereto. The selling securityholders have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

        The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against certain liabilities, including liabilities arising under the Securities Act of 1933.

Prospectus Delivery Requirements

        Because a selling securityholder may be deemed an underwriter, the selling securityholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This prospectus delivery requirement may be satisfied by delivery through the facilities of the NYSE in accordance with Rule 153 under the Securities Act of 1933.

Sales under Rule 144

        The selling securityholders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933. To do so, the selling securityholders must meet the criteria and comply with the requirements of Rule 144.

Distribution Arrangements with Broker-Dealers

        If the selling securityholders notify Avaya that any material arrangement has been entered into with a broker-dealer for the sale of securities through:

  •
  a block trade;

  •
  a special offering;

  •
  an exchange distribution or secondary distribution; or

  •
  a purchase by a broker or dealer;

then Avaya will file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

        The supplement will disclose, to the extent required:

  •
  the name of such selling securityholder and of the participating broker-dealer(s);

  •
  the amount of securities involved;

  •
  the price at which securities were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and any other facts material to the transaction.

USE OF PROCEEDS

        Avaya will not receive any proceeds from the sale of the securities by the selling securityholders.

LEGAL OPINIONS

        The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Esq., Senior Vice President, Secretary and General Counsel of the Company. As of June 30, 2003 Pamela F. Craven owned 51,215 shares of Avaya common stock, 236,743 restricted stock units of our common stock and options to purchase 1,275,000 shares of our common stock.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Avaya Inc. for the year ended September 30, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as described in Note 2 to the financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

To Be Paid by the Registrant
SEC Registration Fee	$5,259
Accounting Fees and Expenses	30,000
Legal Fees and Expenses	10,000
Miscellaneous	10,000

Total	$55,259

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant's Restated Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law, for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision shall eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal. While the Registrant's Certificate of Incorporation provides directors with protection from awards for monetary damages for breach of their duty of care, it does not eliminate such duty. Accordingly, the Registrant's Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

        The Registrant's Certificate of Incorporation provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Registrant pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Registrant's Certificate of Incorporation or By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Registrant thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

        The Registrant's Certificate of Incorporation also specifically authorizes the Registrant to maintain insurance and to grant similar indemnification rights to employees or agents of the Registrant. The directors and officers of the Registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities.

        Any designee of the Warburg Pincus Funds to the Registrant's board of directors may be entitled to indemnification by affiliates of the Warburg Pincus Funds against certain liabilities that he may incur as a result of his serving as a director of the Registrant.

ITEM 16. EXHIBITS.

        See exhibit index.

ITEM 17. UNDERTAKINGS.

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1) (i) and (a)(1) (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C.
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Basking Ridge, State of New Jersey on August 12, 2003.

AVAYA INC.
By:	/s/ GARRY K. MCGUIRE Name: Garry K. McGuire Title: Chief Financial Officer and Senior Vice President, Corporate Development

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

* Donald K. Peterson	Chairman and Chief Executive Officer (Principal Executive Officer)	August 12, 2003
/s/ GARRY K. MCGUIRE Garry K. McGuire	Chief Financial Officer and Senior Vice President, Corporate Development (Principal Financial Officer)	August 12, 2003
/s/ AMARNATH K. PAI Amarnath K. Pai	Vice President, Finance Operations and Controller (Principal Accounting Officer)	August 12, 2003
* Bruce Bond	Director	August 12, 2003
* Joseph P. Landy	Director	August 12, 2003
* Mark Leslie	Director	August 12, 2003
* Philip Odeen	Director	August 12, 2003

* Hellene Runtagh	Director	August 12, 2003
* Daniel C. Stanzione	Director	August 12, 2003
* Paula Stern	Director	August 12, 2003
* Anthony Terracciano	Director	August 12, 2003
* Ronald Zarrella	Director	August 12, 2003

        *by Garry K. McGuire, Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 2.1	Contribution and Distribution Agreement (6)
Exhibit 3.1	Restated Certificate of Incorporation of Avaya (6)
Exhibit 3.2	Amended and Restated Bylaws of Avaya as amended on July 18, 2002 (2)
Exhibit 4.1	Preferred Stock and Warrant Purchase Agreement, dated as of August 8, 2000, by and among Avaya Inc. and the Warburg Pincus Funds (1)
Exhibit 4.2	Common Stock Certificate (1)
Exhibit 4.3	Rights Agreement between Avaya and The Bank of New York, as Rights Agent (1)
Exhibit 4.4	Amendment No. 1 to Rights Agreement between Avaya Inc. and the Bank of New York as Rights Agent (4)
Exhibit 4.5	Form of Certificate of Designations of Series A Junior Participating Preferred Stock (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.3 hereto)
Exhibit 4.6	Form of Right Certificate (attached as Exhibit B to the Rights Agreement incorporated by reference as Exhibit 4.3 hereto)
Exhibit 4.7	Series A Warrant (3)
Exhibit 4.8	Series B Warrant (3)
Exhibit 4.9	Series C Warrant (7)
Exhibit 4.10	Backstop Agreement, dated December 23, 2002, between Avaya and the Warburg Pincus Funds (7)
Exhibit 4.11	Waiver/Confirmation Letter Agreement, dated January 30, 2003, between Avaya and the Warburg Pincus Funds (9)
Exhibit 4.12	Stock Purchase Agreement by and among Avaya and the Warburg Pincus Funds, dated as of March 10, 2002 (5)
Exhibit 4.13	Conversion and Exercise Agreement by and among Avaya and the Warburg Pincus Funds, dated as of March 10, 2002 (5)
Exhibit 4.14	Form of Indenture between Avaya Inc. and the Bank of New York, as Trustee (3)
Exhibit 4.15	Form of Supplemental Indenture between the Company and the Bank of New York, as Trustee, relating to the Liquid Yield Option Notes due 2021 (Zero Coupon Senior) (8)
Exhibit 4.16	Second Supplemental Indenture, dated as of March 28, 2002, between the Company and The Bank of New York, as Trustee (10)
Exhibit 5.1	Opinion of Pamela F. Craven, Senior Vice President, General Counsel and Secretary of Avaya, as to the legality of the securities being registered (11)
Exhibit 23.1	Consent of PricewaterhouseCoopers LLP*
Exhibit 23.2	Consent of Pamela F. Craven, Senior Vice President, General Counsel and Secretary of Avaya (contained in Exhibit 5.1)
Exhibit 24.1	Power of Attorney (11)

*
Filed herewith.

(1)
Incorporated by reference from Avaya's Registration Statement on Form 10 (Reg. No. 1-15951), declared effective by the Securities and Exchange Commission on September 15, 2000.

(2)
Incorporated by reference from Avaya's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(3)
Incorporated by reference from Avaya's Registration Statement on Form S-3 (Reg. No. 333-57962), declared effective by the Securities and Exchange Commission on May 24, 2001.

(4)
Incorporated by reference from Avaya's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 28, 2002.

(5)
Incorporated by reference from Avaya's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2002.

(6)
Incorporated by reference from Avaya's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

(7)
Incorporated by reference from Avaya's Registration Statement on Form S-4 filed on December 23, 2002.

(8)
Incorporated by reference from Avaya's Registration Statement on Form 8-A dated October 30, 2001.

(9)
Incorporated by reference from Avaya's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2003.

(10)
Incorporated by reference from Avaya's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2002.

(11)
Incorporated by reference from Avaya's Registration Statement on Form S-3
(Reg. No. 333-106378) filed with the Securities and Exchange Commission on June 23, 2003.

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TABLE OF CONTENTS
DESCRIPTION OF AVAYA
WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA
FORWARD LOOKING STATEMENTS
RISK FACTORS
Risks Related to Our Revenue and Business Strategy
Risks Related to Our Liquidity and Capital Resources
Risks Related to Our Operating Results
Risks Related to Our Operations
Risks Related To Our Common Stock
Risks Related to Contingent Liabilities
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
Series A Warrants To Purchase Common Stock
Series B Warrants To Purchase Common Stock
Series C Warrants To Purchase Common Stock
Common Stock
RELATIONSHIP BETWEEN AVAYA AND THE SELLING STOCKHOLDERS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL OPINIONS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 16. EXHIBITS.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
EXHIBIT INDEX